UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLANDERS CORP (FLDR)

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

338494107

(CUSIP Number)

Robert R. Amerson (0001033110)

Harry L. Smith, Jr. (0001410296)

531 Flanders Filters Road

Washington, NC 27889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street

Clearwater, Florida 33756

October 3, 2007

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 338494107	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Robert R. Amerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,815,053
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,815,053
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,815,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 338494107	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON Harry L. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 865,183
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 865,183
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.25%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 338494107	Page 4 of 7 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.001 per share, of Flanders Corp, a North Carolina corporation (the “Issuer”) having its principal executive offices at 2399 26th Avenue North, St. Petersburg, FL 33713.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (c)	This Statement is filed by the following persons (“Reporting Persons”):

(1) Robert R. Amerson, whose business address is 531 Flanders Filters Rd., Washington, NC 27889. Mr. Amerson is Chairman of the Board of Directors and Chief Executive Officer of Flanders (same address).

(2) Harry L. Smith, Jr., whose business address is 531 Flanders Filters Rd., Washington, NC 27889. Mr. Smith is Chief Operating Officer of Flanders (same address).

(d)

During the last five years, the Reporting Persons have not (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are each citizens of the USA.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As part of the Settlement Agreement and Mutual Release, executed on October 3, 2007, the Reporting Persons agreed to enter into a private transaction with Steven K. Clark, pursuant to which the Reporting Persons will purchase all of the remaining shares of the Issuer’s Common Stock held by Mr. Clark after satisfaction of Mr. Clark’s promissory note due to the Issuer through Mr. Clark’s surrender of 1,183,782 shares of the Issuer. The agreed price was $4.60 per share. As a result of this transaction, Mr. Amerson acquired 755,183 shares of the Issuer’s Common Stock and Mr. Smith acquired 755,183 shares of the Issuer’s Common Stock for total aggregate consideration of 6,947,688 (i.e. $3,473,844 for each of Mr. Amerson and Mr. Smith). In addition, Mr. Clark assigned 250,000 shares of Issuer’s Common Stock to Mr. Amerson in consideration of payment of a previous settlement. The source of the funds for the stock purchase agreement is a loan from BB&T Bank (“BB&T”). The collateral for this loan is certain of the Issuer’s Common Stock owned by Messrs. Amerson and Smith, including all of the stock acquired or received from Mr. Clark. See Item 5 for additional detail.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired their additional interests in Flanders solely for investment purposes.

Other than as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

SCHEDULE 13D

CUSIP No. 338494107	Page 5 of 7 Pages

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.

Causing a class securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may make additional purchases of Common Stock, either in the open market or in private transactions, including the exercise of options, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the Reporting Persons’ own business, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in the Common Stock, although they have no current intention to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Mr. Amerson’s beneficial ownership consists of the following: (i) 4,809,870 shares of the Issuer’s Common Stock, which he owned before the transactions described in this Schedule 13D, (ii) options to acquire 1,000,000 shares of the Issuer’s Common Stock with an exercise price of $2.50, which expire on December 22, 2009, (iii) options to acquire 1,000,000 shares of the Issue’s Common Stock with an exercise price of $7.50, which expires on March 7, 2011, (iv) 250,000 shares assigned from Mr. Clark to Mr. Amerson in consideration of payment of a previous settlement, and (iv) the acquisition of 755,183 shares of the Issuer’s Common Stock at a price of $4.60 per share from Mr. Clark.

Mr. Smith’s beneficial ownership of the Issuer’s equity securities consists of the following: (i) options to acquire 20,000 of the Issuer’s Common Stock at an exercise price of $5.00 per share, which expire on October 3, 2006, (ii) options to acquire 20,000 shares of the Issuer’s Common Stock at an exercise price of $5.21, which expires on March 15, 2009, (iii) options to acquire 20,000 of the Issuer’s Common Stock at an exercise price of $8.60, which expires on August 24, 2009, (iv) options to acquire 50,000 shares of the Issuer’s Common Stock at an exercise price of $8.85, which expires on July 1, 2010, and (v) the acquisition of 755,183 shares of the Issuer’s Common Stock at a price of $4.60 from Mr. Clark.

The ownership interests of Messrs. Amerson and Smith are subject to any future claim BB&T may have as a result of Amerson’s and Smith’s pledges of the Issuer’s Common Stock as collateral for the loan financing the acquisition of the Issuer’s Common Stock from Mr. Clark and the other loans described herein. Mr. Amerson has pledged a total of 1,830,421 shares of the Issuer’s Common Stock to BB&T as collateral for

SCHEDULE 13D

CUSIP No. 338494107	Page 6 of 7 Pages

his loan to acquire Mr. Clark’s shares. This includes 1,005,183 shares acquired from Mr. Clark. Mr. Amerson has also pledged to BB&T 3,287,682 shares of the Issuer’s Common Stock inconnection with Wal-Pat, LLC’s acquisition of certain of the manufacturing and warehouse facilities, which are leased by the Issuer from Wal-Pat, LLC and other personal loans. As a result of the Settlement Agreement, Mr. Amerson is the manager and sole equity owner of Wal-Pat, LLC. The BB&T loans to Wal-Pat, LLC, and Mr. Amerson contain cross-default and cross-collateral provisions. The loans from BB&T to Mr. Amerson and Mr. Smith to acquire Mr. Clark’s shares also contain cross-default and cross-collateral provisions. As a result of these financing arrangements, Mr. Amerson has pledged at total of 5,128,103 shares of the Issuer’s Common Stock and Mr. Smith has pledged 755,183 shares of the Issuer’s Common Stock to BB&T as collateral for the loans described herein. In addition, Mr. Amerson has pledged 269,761 shares of the Issuer’s Common Stock back to the Issuer as security for a promissory note. There are currently no voting agreements, understandings or arrangements as it relates to the power to vote or direct the vote, or direct the disposition of the Issuer’s Common Stock between Mr. Smith and Mr. Amerson.

As a result of the transactions described in this Schedule 13D and after giving effect to the reduction in the number of the Issuer’s outstanding Common Stock due to (i) Mr. Clark’s surrendering 543,478 shares of the Issuer’s Common Stock in connection with the cashless exercise of a stock option, (ii) Mr. Clark’s surrender of 1,183,872 shares of the Issuer’s Common Stock to satisfy a promissory note with an outstanding balance of $5,445,810.65, Mr. Amerson will beneficially own (including options to acquire 2,000,000 share of the Issuer’s Common Stock) approximately 30% of the Issuer’s outstanding Common Stock and Mr. Smith will beneficially own (including options to acquire 110,000 shares of the Issuers Common Stock) approximately 3.25% of the Issuers Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 3 and 5 above, there are no current contracts, arrangements, understandings of relationships (legal or otherwise) among or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Settlement agreement and Mutual Release (incorporated herein from Form 8-K for event dated October 3, 2007, filed on October 5, 2007).

SCHEDULE 13D

CUSIP No. 338494107	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2007

/s/ Robert R. Amerson
Robert R. Amerson

/s/ Harry L. Smith, Jr.
Harry L. Smith, Jr

MTC/ej/416767v1 Flanders Schedule 13D